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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For January, 2003

Big Rock Brewery Ltd.

5555 – 76 Avenue SE, Calgary, AB T2C 4L8

Indicate whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F

Form 20-F   [X]                 Form 40-F     [  ]

Indicate whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information  to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     [  ]                    No     [X]

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BIG ROCK BREWERY LTD.

N E W S   R E L E A S E

BIG ROCK ANNOUNCES SHAREHOLDER AND COURT APPROVALS
OF REORGANIZATION INTO AN INCOME TRUST

CALGARY, ALBERTA, JANUARY 8, 2003 – Big Rock Brewery Ltd. (TSX: BR, NASDAQ: BEER) ("Big Rock" or the "Company") is pleased to announce that at its Special Meeting of Shareholders and Optionholders held this morning, shareholders and optionholders overwhelmingly approved reorganizing the Company into Big Rock Brewery Income Trust (the "Trust").

A final order of the Court of Queen's Bench of Alberta was issued this afternoon approving Big Rock's plan of arrangement.  The reorganization will be effective at the closing of the transaction scheduled to be held on or about January 10, 2003.  The trust units of the Trust are anticipated to commence trading on the Toronto Stock Exchange under the symbol "BR.UN" within a few days thereafter.  The trust units will not be listed for trading on the NASDAQ system.

Corporate Profile

Big Rock is a regional producer and marketer of premium quality beers, headquartered in Calgary, Alberta, Canada.  Big Rock's products are available in draught, bottles and cans.  Big Rock also produces or distributes Cider and Cooler products.  Big Rock is committed to four business fundamentals:

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consistently brewing distinctive, premium quality beers;

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profitable growth in business operations;

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constantly providing superior, personalized customer services; and

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creating and sustaining strong community relationships.

Big Rock products are marketed in five provinces and three territories in Canada and in the United States.

For further information please contact:

Ed McNally Chairman Big Rock Brewery Ltd. Phone: (403) 720-3239 Fax: (403) 236-7523	Tim A. Duffin, C.A. Chief Financial Officer Big Rock Brewery Ltd. Phone: (403) 720-4473 Fax: (403) 236-7523

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